Exhibit 12.1

WILSHIRE BANCORP AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

	Six Months Ending
	June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Earnings before income taxes	$28,110	$23,260	$42,755	$44,115	$55,744	$46,512	$32,482
Add fixed charges	28,538	35,051	67,017	77,168	65,580	34,925	17,938
Earnings before fixed charges and income taxes	$56,648	$58,311	$109,772	$121,283	$121,324	$81,437	$50,420
Fixed charges	$28,538	$35,051	$67,017	$77,168	$65,580	$34,925	$17,938
Preferred dividends and accretion of preferred stock discount	1,818	0	155	0	0	0	0
Fixed charges and preferred dividends	$30,356	$35,051	$67,172	$77,168	$65,580	$34,925	$17,938
Ratio of earnings to fixed charges	1.99	1.66	1.64	1.57	1.85	2.33	2.81
Ratio of earnings to fixed charges and preferred dividends	1.87	1.66	1.63	1.57	1.85	2.33	2.81